Filed Pursuant to Rule 424(b)(5)
Registration No. 333-192517

PROSPECTUS SUPPLEMENT

(to Prospectus dated January 8, 2014)

5,900,000 Shares

Paragon Shipping Inc.

Common Shares

We are offering 5,900,000 shares of our Class A common shares, or the common shares, in this offering. Each common share sold in this offering includes a preferred share purchase right that trades with the common shares. Our common shares are traded on the NASDAQ Global Market under the symbol “PRGN.” On February 12, 2014, the last reported sale price of our common shares on the NASDAQ Global Market was $6.28 per share.

Investing in our common shares involves a high degree of risk. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement, on page 8 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$6.25	$36,875,000
Underwriting discounts and commissions	$0.34375	$2,028,125
Proceeds to us before expenses	$5.90625	$34,846,875

Delivery of the common shares is expected to be made on or about February 18, 2014.

We have granted the underwriters an option for a period of 30 days to purchase up to 885,000 additional common shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $2,332,344, and the total proceeds to us, before expenses, will be $40,073,906.

Sole Book-Running Manager	Lead Manager

Jefferies	Maxim Group LLC

Prospectus supplement dated February 12, 2014

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, our common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the heading, “Where You Can Find More Information” before investing in our common shares.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus supplement are to, and amounts presented in, United States dollars and financial information presented in this prospectus supplement that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

We have authorized only the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and any underwriters have not, authorized anyone to provide you with information that is different. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our common shares.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, include “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charter hire rates and vessel values that may result in defaults in the covenants contained in our loan agreements; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in our operating expenses, including bunker prices, dry-docking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing; (xi) vessel breakdowns and instances of off-hire; (xii) inability to refinance existing debt, obtain additional financing on favorable terms or any financing which may result in our failure to take delivery of new vessels and default on our obligations; and (xiii) other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the SEC.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

See the section entitled “Risk Factors,” on page S-13 of this prospectus supplement, on page 10 of the accompanying prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013 and incorporated by reference herein, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This section summarizes some of the information that is contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus supplement and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission, or the SEC, on April 3, 2013, as amended on April 18, 2013 (the “2012 Annual Report”).

Unless expressly stated otherwise, all references in this prospectus supplement to “we,” “us,” “our,” the “Company” or similar references mean Paragon Shipping Inc. and its subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this prospectus supplement, we own and operate a modern and diversified fleet of 14 drybulk carriers consisting of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers, with an aggregate capacity of 853,699 dwt and an average age of 7.4 years.

In addition, we have agreed to acquire five newbuildings; four Ultramax newbuilding drybulk carriers, of which we expect one to be delivered in the second quarter of 2014, one in the third quarter of 2014 and two in the second quarter of 2015, as well as one 4,800 TEU newbuilding containership, which we expect to be delivered in the second quarter of 2014. We have granted Box Ships Inc., or Box Ships, the option to acquire our newbuilding containership by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel’s delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Most of our vessels are currently employed on fixed rate time charters, with expirations ranging from February 2014 to September 2014, without giving effect to any applicable extension options. Historically, we have employed our vessels primarily under one-year and two-year time charters that we believe provide us with a stable cash flow base and high utilization rates, while limiting our exposure to charter rate volatility. We believe factors governing the supply and demand of drybulk carriers may cause charter rates for drybulk carriers to strengthen in the near term, thereby providing us opportunities to renew our time charters or enter into new time charters at similar or higher rates following the expiration of their respective terms.

Allseas Marine S.A., or Allseas, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. In addition, we have entered into an accounting agreement with Allseas, pursuant to which Allseas provides us with financial accounting and financial reporting services.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold to Box Ships, our wholly-owned subsidiary at the time, our three containerships. Box Ships completed its initial public offering in April 2011, and we continue to own 3,437,500 common shares of Box Ships, which, as of the date of this prospectus, represents approximately 13.6% of Box Ships issued and outstanding common shares.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this prospectus supplement:

Operating Drybulk Fleet

VESSEL NAME AND TYPE	DWT	YEAR BUILT	CHARTER TYPE	CHARTERER NAME	GROSS DAILY CHARTER RATE (1)	RE-DELIVERY FROM CHARTERER (2)
						EARLIEST	LATEST
Panamax
Dream Seas	75,151	2009	Spot
Coral Seas	74,477	2006	Period	AS Klaveness Chartering	$9,000	Mar. 2014	Mar. 2014
Golden Seas	74,475	2006	Period	Noble Chartering S.A.	$12,150	Feb. 2014	Feb. 2014
Pearl Seas	74,483	2006	Spot	HC Trading Malta Ltd.		Apr. 2014	Apr. 2014
Diamond Seas	74,274	2001	Period	MOL Bulk Carriers Pte. Ltd.	$11,000	Mar. 2014	Mar. 2014
Deep Seas (3)	72,891	1999	Spot
Calm Seas (3)	74,047	1999	Spot
Kind Seas	72,493	1999	Period	Marubeni Corporation	$10,750	Mar. 2014	Mar. 2014

Total Panamax	592,291
Supramax
Friendly Seas	58,779	2008	Period	Hudson Shipping Lines Inc.	$11,250	Feb. 2014	May 2014
Sapphire Seas	53,702	2005	Spot

Total Supramax	112,481
Handysize
Prosperous Seas	37,293	2012	Period	Cargill International S.A.	$12,125	Mar. 2014	July 2014
Precious Seas (4)	37,205	2012	Period	Cargill International S.A.	$12,125	May 2014	Sept. 2014
Priceless Seas	37,202	2013	Period	NS United Kaiun Kaisha Ltd.	$10,500	Feb. 2014	Feb. 2014
Proud Seas	37,227	2013	Period	Rio Tinto Shipping PTY Ltd.	$9,250	Mar. 2014	Mar. 2014

Total Handysize	148,927

Grand Total	853,699

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.
(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter, but does not include any applicable extension options.
(3)	Deep Seas and Calm Seas are expected to be in dry-dock for approximately 12 days commencing on or around February 9, 2014.
(4)	The charterers have the option to extend the term of the charter for an additional 11 to 14 months at a gross daily rate of $15,500.

Ultramax Drybulk Newbuildings we have Agreed to Acquire

VESSEL NAME	DWT	SHIPYARD	EXPECTED SHIPYARD DELIVERY
Hull no. DY152	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2014
Hull no. DY153	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q3 2014
Hull no. DY4050	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2015
Hull no. DY4052	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2015

Total	254,000

Containership Newbuilding

VESSEL NAME	TEU	SHIPYARD	EXPECTED SHIPYARD DELIVERY
Box King (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014

Total	4,800

(1)	We have granted Box Ships the option to acquire this containership by way of a novation of the construction contract from us at any time prior to the vessel’s delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

■	Modern and diversified fleet. We own and operate a modern and diversified fleet of 14 drybulk carriers, which currently consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers. Our fleet has an average age of 7.4 years as of the date of this prospectus supplement, compared to an average age of the worldwide drybulk carrier fleet of approximately 9.3 years as of December 31, 2013. We believe that owning a modern, well-maintained fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charter and spot employment. Furthermore, a diversified drybulk carrier fleet enables us to serve our customers in both major and minor bulk trades.

■	Balanced fleet employment. Most of our vessels are currently employed on short- to medium-term fixed rate time charters, with expirations ranging from February 2014 to September 2014, without giving effect to any applicable extension options. Depending on market conditions, we may decide to employ more of our vessels on short-term voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any strengthening of the drybulk market. Drybulk carriers operating in the spot market may generate increased or decreased profit margins during periods of improvement or deterioration in freight (or charter) rates, while drybulk carriers operating on fixed employment contracts, which can last up to several years, provide more predictable cash flows. We believe that this employment strategy allows us to opportunistically pursue market conditions and take advantage of potential future improvements in the drybulk charter market.

■	Strong customer relationships with reputable charterers. Our management team and Allseas have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Allseas and its affiliates have maintained relationships with major national and private industrial users, commodity producers and traders, including Cargill International, Intermare Transport and Morgan Stanley Capital Group, which have repeatedly chartered vessels managed by Allseas. We intend to continue to adhere to the highest standards with regards to reliability, safety and operational excellence.

■	Experienced management team. Our Chairman, President and Chief Executive Officer has more than 35 years of experience in the shipping industry, and our Chief Financial Officer has over 19 years of shipping and finance experience. Our Chief Operating Officer has 25 years of shipping experience and has been working with our Chief Executive Officer for the last 17 years. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

■

Experienced and dependable fleet manager. We believe Allseas has established its reputation as an experienced and dependable vessel operator without compromising on safety, maintenance and operating performance. No vessels managed by Allseas have suffered a total loss, constructive total loss or caused any material environmental damage. Our Chairman, President and Chief Executive Officer and the sole shareholder of Allseas, Mr. Michael Bodouroglou, since owning Allseas and its predecessor company, has managed more than 50 vessels since the companies’ inception and has assembled a management team of senior executive officers and key employees with decades of experience in all aspects of vessel operations and maintenance.

Our Business Strategy

Our strategy is to continue to invest in the drybulk carrier industry, to generate stable cash flows through time charters and to grow through timely and selective acquisitions. As part of our strategy, we intend to:

■	Focus on all segments of the drybulk carrier sector. As of the date of this prospectus supplement, our fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers, with an aggregate capacity of 853,699 dwt and an average age of 7.4 years. We plan to continue to develop a diversified fleet of drybulk carriers in various size categories, including Capesize, Kamsarmax, Panamax, Ultramax, Supramax and Handysize. Larger drybulk carriers, such as Capesize and Panamax vessels, have historically experienced a greater degree of freight rate volatility, while smaller drybulk carriers, such as Supramax and Handysize vessels, have historically experienced greater charter rate stability. Furthermore, we believe a diversified drybulk carrier fleet will enable us to serve our customers in both major and minor bulk trades, and to gain a worldwide presence in the drybulk carrier market by assembling a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries.

■	Pursue an appropriate balance of time and spot charters. Most of our vessels are currently employed on fixed rate time charters, with expirations ranging from February 2014 to September 2014, without giving effect to any applicable extension options. Historically, we have employed our vessels primarily under one-year and two-year time charters that we believe provide us with a stable cash flow base and high utilization rates, while limiting our exposure to charter rate volatility. We believe factors governing the supply and demand of drybulk carriers may cause charter rates for drybulk carriers to strengthen in the near term, thereby providing us opportunities to renew our time charters or enter into new time charters at similar or higher rates following the expiration of their respective terms. When our vessels are not employed on time charters, our management team plans to balance the mix of time charters and spot charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain stable cash flows.

■	Grow through timely and selective newbuilding and secondhand vessel acquisitions. We intend to further grow our fleet through timely and selective acquisitions of newbuilding and secondhand drybulk carriers. We believe new developments in vessel design and construction, “Eco Design” and the historically low newbuilding and secondhand prices present opportunities for timely and selective growth. We will seek to identify potential vessel acquisition candidates among various size categories of drybulk carriers.

■	Limit amount of indebtedness to moderate levels. We intend to limit the amount of indebtedness that we have outstanding at any time to relatively moderate levels. We expect to draw our available borrowing capacity, subject to certain contingencies and conditions, provided we meet the conditions precedent, as well as enter into additional commercial bank loans if necessary and use cash generated from operating activities, to finance the completion of our newbuilding program and future vessel acquisitions. Following the cancellation of one of our two 4,800 TEU containership newbuilding contracts, we are currently in discussions with CDB to amend the terms of the credit facility accordingly. In addition, we have entered into a commitment with HSH Nordbank AG to partially finance our first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153. For each of the two Ultramax vessels, HSH Nordbank AG agreed to finance the lower of $17.2 million or 65% of the vessels’ market value upon delivery.

■	Continue to operate a modern, high-quality fleet. We intend to maintain a modern, high quality fleet through our technical and commercial manager’s rigorous and comprehensive maintenance and inspection program. In addition, we intend to limit our acquisitions to vessels that meet these rigorous industry standards and certification requirements.

Industry Overview

Recent Trends in the Drybulk Sector

Drybulk carriers represent the most efficient and often the only means of transporting large volumes of basic commodities over long distances. In 2012 seaborne drybulk cargo trade was 3.46 billion tons and it accounted for approximately 36% of total seaborne trade. Between 2002 and 2012, seaborne dry cargo trade grew at a compound annual growth rate, or CAGR, of 4.1%, making it one of the fastest growing trade sectors of international shipping.

Drybulk Trade Development: 2002 to 2012

(Million Tons)

Source: Drewry

Large and consistent increases in seaborne drybulk trade have been seen in the last decade as a result of Chinese demand for imported basis raw materials, especially iron ore. Although the growth in trade was stalled in 2009 due to the downturn in the global economy, it has since returned to most drybulk commodities. In 2012 seaborne drybulk trade increased by 6% over 2011 levels.

The growth in trade and ship demand has prompted a rapid expansion of the drybulk fleet and since 2008, supply has grown faster than demand, which in turn has led to weakness in freight rates and vessel values. At its peak in 2008, the drybulk orderbook for new vessels was close to 70% of the capacity of the existing fleet at that time. However, a weak freight market and lack of finance has led to a sharp reduction in the number of new orders placed and in December 2013, the drybulk orderbook was equivalent to 20% of the existing fleet, although it should be noted that the ratio of the orderbook to the existing fleet has started to rise once more. According to Drewry Shipping Consultants Ltd, or Drewry, in the closing months of 2013, freight rates and secondhand values in the drybulk sector started to show some signs of recovery, but remain at low levels, however Drewry expects that conditions are being laid for a recovery in the market.

Dry Bulk Orders and Dry Bulk Orderbook as % Existing Fleet

Source: Drewry

Recent Developments

Fourth Quarter Guidance

Our consolidated financial information for the quarter ended December 31, 2013, discussed below is preliminary, based on currently available information and management estimates, and subject to the completion of our financial closing process. Accordingly, actual results may be different from this preliminary information and the changes may be material. Our estimates included in this prospectus have been prepared by and are the responsibility of our management. Ernst & Young (Hellas) Certified Auditors-Accountants S.A. has not audited, reviewed, compiled or performed any procedures with respect to the accompanying financial information. Accordingly, Ernst & Young (Hellas) Certified Auditors-Accountants S.A. does not express an opinion or any other form of assurance with respect thereto.

Revenue

We expect net revenue, net of commissions and voyage expenses for the three months ended December 31, 2013 to be between $13.0 million and $14.0 million, compared to $11.4 million for the three months ended December 31, 2012. The $1.6 to $2.6 million, or 14.0% to 22.8%, increase in revenue is primarily due to improvements in the drybulk chartering market coupled with our increased fleet size.

Net Income / (loss)

The net income / (loss) for the three months ended December 31, 2013 will be impacted by, among other things, certain non-operating items as we continue to monitor the fair value of certain of our assets against such assets carrying value. See “Risk Factors—Certain non-operating items may affect our earnings.”

Adjusted EBITDA

We expect adjusted EBITDA for the three months ended December 31, 2013 to be between $4.0 million and $5.0 million, compared to $4.4 million for the three months ended December 31, 2012.

The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company excluded non-cash items to derive the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results. The Company’s management uses Adjusted EBITDA as a performance measure. Adjusted EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of the Company’s operating performance required by U.S. GAAP. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that Adjusted EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs.

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus, and is not a comprehensive statement of our financial results or position as of or for the year ended December 31, 2013. Our actual fourth quarter results will not be available until after this offering is completed, and may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. For example, during the course of the preparation of our financial statements and related notes for the year ended December 31, 2013, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Cautionary Statement Regarding Forward-Looking Statements.”

Loan Facilities

On May 17, 2013, we signed an agreement with China Development Bank (“CDB”) for a $69.0 million credit facility to partially finance two 4,800 TEU containerships under construction, that were expected to be delivered in the second quarter of 2014. The CDB credit facility is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions. Box Ships will act jointly and severally as guarantor of the CDB credit facility, along with the Company, as approved by the shareholders of Box Ships on November 12, 2013, at Box Ships’ 2013 Annual General Meeting of Shareholders. The CDB credit facility would be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels’ market value at delivery. The facility matures ten years after the drawdown date. Under the terms of the credit facility, amounts borrowed will bear interest at LIBOR, plus a margin of 4.00%. Following the cancellation of one of our two 4,800 TEU containership newbuilding contracts as discussed below, we are currently in discussions with CDB to amend the terms of the credit facility accordingly.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel; the M/V Proud Seas. Upon the delivery of the vessel, we drew the total amount of the then undrawn portion of the facility of $25.4 million, by mortgaging both the M/V Priceless Seas and the M/V Proud Seas.

In December 2013, we entered into a commitment with HSH Nordbank AG, subject to the execution of definitive documentation, for a $47.0 million senior secured post-delivery term loan facility, for the refinancing of the M/V Friendly Seas and the financing of our first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153. For M/V Friendly Seas, HSH Nordbank AG agreed to finance the lower of $12.6 million or 60% of the vessel’s market value upon the respective drawdown date. For each of the two Ultramax vessels, HSH Nordbank AG agreed to finance the lower of $17.2 million or 65% of the vessels’ market value upon their delivery.

On January 20, 2014, UniCredit Bank AG granted us an extension of the outstanding waiver of our EBITDA coverage ratio covenant contained in our loan facility until January 1, 2015.

For further information relating to our loan and credit facilities, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013 and Note 8 to our unaudited interim condensed consolidated financial statements filed with the SEC on November 29, 2013, incorporated by reference herein.

Newbuilding Program

Following the completion of our public offering of 6,000,000 common shares, in October 2013, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings have a carrying capacity of 63,500 dwt each, and are currently under construction at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group, with scheduled delivery on May 31, 2014 and July 31, 2014, respectively. The acquisition cost of these two newbuildings is $26.5 million per vessel, or $53.0 million in the aggregate. In October 2013, we paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, will be payable upon the delivery of each vessel.

In December 2013, we agreed to acquire shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings are sister ships to the two Ultramax newbuildings we previously acquired, have a carrying capacity of 63,500 dwt each, and are currently under construction at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group, with scheduled deliveries in the second quarter of 2015. The total consideration for these two Ultramax newbuildings amounted to $56.5 million. In February 2014, we paid an amount of $5.6 million per vessel.

We also entered into an agreement with Zhejiang Ouhua Shipbuilding, a Chinese shipyard, to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce its contract price from the original $57.5 million to $55.0 million. The balance of the contract price is due upon delivery of the vessel in the second quarter of 2014 and will be financed through our loan facility with China Development Bank, subject to certain closing conditions. We have granted Box Ships an option to acquire the containership newbuilding.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel; the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel which was financed from the syndicated secured loan facility led by Nordea.

Executive Services Agreement

Effective January 1, 2014, the executive services fee that Allseas is entitled to receive pursuant to the executive services agreement, was adjusted to €2,900,000 per annum, payable in equal monthly installments. For further information relating to our related party transactions, please see Note 3 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013 and Note 4 to our unaudited interim condensed consolidated financial statements filed with the SEC on November 29, 2013, incorporated by reference herein.

Equity Incentive Plan

On December 19, 2013, we granted an aggregate of 16,000 non-vested common shares to executive officers and employees of Allseas, with a grant date fair value of $6.38 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

On January 31, 2014, we granted an aggregate of 32,000 non-vested common shares to employees of Allseas, with a grant date fair value of $6.67 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

Corporate Structure

We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600. We also maintain a website at www.paragonship.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in Liberia or the Republic of the Marshall Islands.

THE OFFERING

Common shares offered by us	5,900,000 common shares, (or 6,785,000 common shares if the underwriters exercise their option to purchase additional shares in full).

Common shares to be outstanding after this offering (1)	23,719,442 common shares (or 24,622,142 common shares if the underwriters exercise their option to purchase additional shares in full).

Nasdaq Global Market Symbol	“PRGN”

Use of Proceeds	We expect that the net proceeds of this offering to us, after deducting discounts and commissions payable to the underwriters and other expenses related to the offering, will be approximately $34.5 million (or approximately $39.7 million if the underwriters exercise their option to purchase additional shares in full).

We intend to use the net proceeds to us of this offering primarily for vessel acquisitions with the balance for general corporate purposes, including working capital and the repayment of debt. See “Use of Proceeds.”

Preferred share purchase rights	We entered into a Stockholders Rights Agreement, dated as of January 4, 2008, as amended, or the Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent. Pursuant to this Rights Agreement, each of our common shares includes one right, or right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a preferred share at a purchase price of $75.00 per unit, subject to specified adjustments. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

Risk Factors	Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the sections entitled “Risk Factors” beginning on page S-13 of this prospectus supplement, on page 10 of the accompanying prospectus and the documents we have filed with the Securities and Exchange Commission that are incorporated by reference herein for more information, before you make any investment in our common shares.

Lock-up Agreements	We, all of our executive officers and directors, Innovation Holdings S.A., a company beneficially owned and controlled by our Chairman and Chief Executive Officer, and Loretto have agreed to a 90-day lock-up period from the closing of this offering with respect to the common shares that they beneficially own, including the issuance of common shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued, during which period such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Jefferies LLC. In addition, we have agreed that we will not, for a period of 90 days following the closing of this offering, offer, sell or distribute any of our securities, without the prior written consent of Jefferies LLC.

(1)	Includes 118,000 common shares (or 135,700 common shares if the underwriters exercise their option to purchase additional shares) to be issued to Loretto under the agreement we have entered into with Allseas and Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas and a Marshall Islands corporation that is controlled by Mr. Bodouroglou and members of his family, pursuant to which we have agreed, among other things, to issue to Loretto, at no cost to Loretto, additional common shares equal to 2.0% of the total number of common shares we issue pursuant to any equity offerings we make. The underwriters of this offering are not purchasing or reselling the shares we will be issuing to Loretto.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present a summary or our consolidated financial and other data of the Company. The financial data of the Company as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, are a summary of, are derived from, and are qualified by reference to our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.” The consolidated financial data for the nine months ended September 30, 2012 and 2013, and as of September 30, 2013, have been derived from our interim unaudited consolidated financial statements. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013.

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in our 2012 Annual Report. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included elsewhere in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Following the 10-for-1 reverse stock split effectuated on November 5, 2012, pursuant to which every ten shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the tables below have been retroactively restated to reflect this change in capital structure.

Based on our audited consolidated financial statements:

	YEAR ENDED DECEMBER 31,
	2008	2009	2010	2011	2012
INCOME STATEMENT DATA
(Expressed in United States Dollars)
Net revenue	$161,137,646	$152,747,121	$111,700,109	$86,907,967	$50,300,679
Operating income / (loss)	94,682,596	79,268,499	34,121,346	(275,225,740)	2,293,932
Comprehensive income / (loss)	69,229,461	65,678,614	22,895,280	(283,498,759)	(18,184,229)
Net income / (loss) available to Class A common shares	69,229,461	65,678,614	22,895,280	(283,498,759)	(17,557,125)
Earnings / (loss) per Class A common share, basic	$25.79	$16.94	$4.43	$(47.61)	$(2.84)
Earnings / (loss) per Class A common share, diluted	$25.60	$16.94	$4.43	$(47.61)	$(2.84)
Weighted average number of Class A common shares, basic	2,681,992	3,802,652	4,981,272	5,793,792	6,035,910
Weighted average number of Class A common shares, diluted	2,701,001	3,802,652	4,981,272	5,793,792	6,035,910
Dividends declared per Class A common share	$18.75	$2.00	$2.00	$0.50	—

	YEAR ENDED DECEMBER 31,
	2008	2009	2010	2011	2012
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$83,474,314	$80,406,754	$60,613,801	$45,467,429	$13,376,809
Net cash (used in) / from investing activities	$(78,072,478)	$(40,500,000)	$(142,151,113)	$43,673,793	$(15,702,244)
Net cash from / (used in) financing activities	$31,711,279	$25,611,672	$(17,634,931)	$(109,365,640)	$5,438,803

	AS OF DECEMBER 31,
	2008	2009	2010	2011	2012
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$72,274,712	$190,049,436	$55,503,278	$37,457,564	$31,333,204
Total assets	742,421,254	812,692,848	821,276,010	432,073,937	419,974,902
Total current liabilities	69,219,899	78,990,340	45,212,355	40,486,845	21,971,886
Long-term debt	334,335,000	270,235,000	282,757,012	169,096,000	181,114,926
Total liabilities	433,989,975	356,427,030	330,804,343	210,849,790	204,454,389
Capital stock	2,714	5,119	5,587	6,090	11,001
Total shareholders’ equity / net assets	$308,431,279	$456,265,818	$490,471,667	$221,224,147	$215,520,513

Based on our unaudited interim condensed consolidated financial statements:

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013
INCOME STATEMENT DATA
(Expressed in United States Dollars)
Net revenue	$37,355,838	$40,685,326
Operating income / (loss)	2,498,254	(1,559,527)
Comprehensive loss	(18,643,834)	(10,643,314)
Net loss available to Class A common shares	$(17,885,810)	$(10,992,587)
Loss per Class A common share, basic and diluted	$(2.93)	$(0.97)
Weighted average number of Class A common shares, basic and diluted	5,929,115	11,114,617

	NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$10,436,200	$2,132,169
Net cash (used in) / from investing activities	$(23,847,493)	$5,377,336
Net cash from financing activities	$2,008,217	$19,049,363

	AS OF
	DECEMBER 31, 2012	SEPTEMBER 30, 2013
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$31,333,204	$78,139,322
Total assets	419,974,902	431,036,426
Total current liabilities	21,971,886	192,695,009
Long-term debt	181,114,926	—
Total liabilities	204,454,389	192,695,009
Capital stock	11,001	17,441
Total shareholders’ equity / net assets	$215,520,513	$238,341,417

RISK FACTORS

An investment in our common shares involves a high degree of risk and uncertainty. You should carefully consider the risks described below and discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013 and incorporated by reference herein, as well as the other information included in this prospectus supplement and the accompanying prospectus before deciding to invest in our common shares. If any of the risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks below.

The drybulk shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for drybulk shipping, which may negatively impact our operations.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers varies widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels in 2008. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters, all of which are scheduled to expire by May 2014, assuming the earliest redelivery dates, upon their expiration or termination, at rates sufficient to allow us to meet our obligations or at all.

Factors that influence demand for vessel capacity include:

■	supply of and demand for energy resources, commodities and drybulk cargoes;

■	changes in the exploration or production of energy resources commodities, and drybulk cargoes;

■	the location of regional and global exploration, production and manufacturing facilities;

■	the location of consuming regions for energy resources, commodities and drybulk cargoes;

■	the globalization of production and manufacturing;

■	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

■	developments in international trade;

■	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

■	environmental and other regulatory developments;

■	currency exchange rates; and

■	weather.

The factors that could influence the supply of vessel capacity include:

■	the number of newbuilding deliveries;

■	port and canal congestion;

■	the scrapping rate of older vessels;

■	vessel casualties; and

■	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. Given the large number of new drybulk carriers currently on order with the shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume or continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Certain existing stockholders, who hold approximately 38% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this prospectus, our Chairman, President and Chief Executive Officer beneficially owns a total of 6,720,364 common shares, or approximately 38% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a Marshall Islands company beneficially owned and controlled by Mr. Bodouroglou, and Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas, that is controlled by Mr. Bodouroglou and members of his family. Due to the number of shares he owns, Mr. Bodouroglou has the power to exert considerable influence over our actions and may control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou as a shareholder may be different from your interests.

We have not been in compliance with certain of the financial and other covenants contained in certain of our loan and credit facilities, for which we have obtained waivers or amendments or refinanced the affected debt. If we are not in compliance with the original covenants when our existing waivers expire and if we are not successful in obtaining additional waivers or amendments or refinancing the affected debt, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

Our loan and credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; and (vi) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. As a result of intense fluctuation in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facilities or refinanced the affected debt and deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities.

We may not be successful in obtaining additional waivers of covenant breaches or amendments to covenants contained in our loan and credit facilities or refinancing the affected debt if we are not in compliance with the original covenants in our loan and credit facilities when our existing waivers expire. For instance, given the current drybulk market, it is probable that we will not be in compliance with the EBITDA coverage ratio contained in one of our loan and credit facilities, as of September 30, 2014, unless the chartering market experiences a significant improvement between now and then. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan or credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our outstanding indebtedness is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing loan and credit facilities. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and we and our shareholders are deprived of the possible benefits of such inspections.

We will need to procure significant additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this prospectus, our newbuilding program is comprised of one 4,800 TEU containership under construction at Zhejiang Ouhua Shipbuilding, or Ouhua, scheduled for delivery in the second quarter of 2014; and four Ultramax drybulk carriers under construction at Yangzhou Dayang Shipbuilding Co. Ltd., scheduled for delivery in the second and third quarters of 2014 and in the second quarter of 2015. The estimated total contractual cost of our newbuilding vessels amounted to $164.5 million, of which an aggregate of $114.2 million was outstanding as of the date of this prospectus.

In order to complete the construction of our newbuilding program, we will need to procure significant additional financing. On May 17, 2013, we signed an agreement with CDB for a $69.0 million to partially finance two 4,800 TEU containerships discussed above. We are currently in discussions with CDB to amend the terms of the credit facility to reflect the cancellation of our one of the two 4,800 TEU containership newbuilding contracts, discussed above. In addition, we have entered into a commitment with HSH Nordbank AG to partially finance our first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153. For each of the two Ultramax vessels, HSH Nordbank AG agreed to finance the lower of $17.2 million or 65% of the vessels’ market value upon their delivery. We have not yet secured financing for our remaining two Ultramax drybulk newbuildings. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $50.3 million as of the date of this prospectus, and we may incur additional costs and liability to the shipyard under the construction contracts.

In addition, the actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to meet our capital commitments, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher level than the anticipated cost, may materially affect our results of operation and our ability to implement our business strategy, including our ability to take delivery of our vessels under construction. Should additional financing not be available on favorable terms or at all, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain non-operating items may affect our earnings.

We have granted Box Ships the option to acquire our 4,800 TEU newbuilding containership, scheduled to be delivered in the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the vessel’s delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. However, the cost of the containership currently exceeds the marketable value of the vessel. Accordingly, our impairment test, which includes the estimation of the undiscounted projected net operating cash flows for this containership, at December 31, 2013, may result in the write down, in whole or in part, of the carrying value of the advances we paid as of December 31, 2013.

As of September 30, 2013, we considered the difference between the fair value and the book value of the investment in KLC as other than temporary and therefore, the investment was impaired and a loss of $1.0 million was recorded. As of December 31, 2013, the fair value, based on the closing price of the KLC shares on the Korean Stock Exchange, of the 65,896 shares of Korea Line Corporation, or KLC, owned by us was $1.6 million. As the fair value of KLC’s shares has declined since September 30, 2013, it is probable that we will recognize additional losses in respect of these shares.

As of September 30, 2013 we considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was impaired by $5.4 million, representing the difference between the fair value and the book value of the Company’s investment in Box Ships as of September 30, 2013. As of December 31, 2013, the fair value of the 3,437,500 common shares of Box Ships owned by us was $11.4 million, based on the closing price of Box Ship’s common shares on the New York Stock Exchange on December 31, 2013. As the fair value of Box Ships shares has declined since September 30, 2013, it is probable that the investment will be further impaired.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $34.5 million from the sale of common shares in this offering (or approximately $39.7 million, if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts, commissions and fees and estimated expenses payable by us.

We intend to use the net proceeds from this offering primarily for vessel acquisitions with the balance for general corporate purposes, including working capital and the repayment of debt.

We believe that opportunities exist for acquiring modern secondhand and newbuilding drybulk vessels from unaffiliated third parties or for entering into shipbuilding contracts for newbuilding drybulk vessels with near term deliveries at favorable prices and are actively considering potential acquisitions. However, we have not agreed upon terms or entered into any agreements for any other acquisitions except the acquisition of four Ultramax newbuilding vessels from Allseas, which we intend to finance with a portion of the net proceeds from our September 2013 common stock offering, cash on hand and commercial bank debt financing or other financing sources. Market conditions for purchasing and financing vessels change rapidly, and there is no assurance we will be able to purchase vessels or enter into newbuilding contracts on favorable terms or at all. In addition, we intend to fund a portion of the purchase price for the newbuilding Ultramax vessels or any other vessels we may seek to acquire using bank or other financing. There is no assurance that we can obtain such bank or other financing on favorable terms or at all. If we determine not to use any net proceeds for such acquisitions, we expect to use such proceeds for general corporate purposes, including working capital and debt repayment.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2013:

■	On an actual basis;

■	On an as adjusted basis to give effect to the following transactions, which occurred during the period from October 1, 2013 to February 12, 2014:

■	the scheduled repayment of $3,881,813 in outstanding indebtedness under our secured loan agreements;

■	the drawdown of $25,394,427 under the Nordea loan facility; in relation to the M/V Priceless Seas and the delivery of the M/V Proud Seas;

■	the issuance of 212,000 non-vested common shares, on November 26, 2013, to our Chairman, President and Chief Executive Officer and non-executive directors, at a grant date fair value of $5.165 per share, which will vest ratably over a two-year period commencing on December 31, 2014; and

■	the issuance of 16,000 non-vested common shares, on December 19, 2013, to executive officers and employees of Allseas, at a grant date fair value of $6.38 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

■	the issuance of 32,000 non-vested common shares, on January 31, 2014, to employees of Allseas, at a grant date fair value of $6.67 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

■	On an as further adjusted basis to give effect to the following transactions:

■	the issuance and sale of 5,900,000 of our common shares pursuant to this prospectus, resulting in net proceeds of approximately $34.5 million, after deducting estimated expenses related to this offering of $325,000 payable by us and the underwriting discounts and commissions of approximately $2.0 million; and

■	our obligation to issue 118,000 shares of common stock for no cash consideration to Loretto, representing 2% of the total number of common shares issued and sold pursuant to this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares.

As of September 30, 2013, we had $44.2 million in cash and cash equivalents and $10.0 million in current and non-current restricted cash. On an “as further adjusted” basis, as described above and taking into account the starting cash balance of September 30, 2013 and installments paid relating to the Company’s vessels under construction, cash and cash equivalents amounts to approximately $51.4 million and restricted cash amounts to $11.2 million.

There have been no significant adjustments to our capitalization since September 30, 2013, other than the adjustments described above. You should read the information below in connection with the section of this prospectus entitled “Use of Proceeds” and our financial statements and related notes incorporated by reference herein.

	AS OF SEPTEMBER 30, 2013
	ACTUAL	AS ADJUSTED	AS FURTHER ADJUSTED
Capitalization:
Total debt (1)(2)(3)	$183,221,739	$204,734,353	$204,734,353
Preferred shares, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding, actual, as adjusted and as further adjusted	—	—
Class A common shares, $0.001 par value; 750,000,000 shares authorized; 17,441,442 shares issued and outstanding actual, 17,701,442 shares issued and outstanding as adjusted, and 23,719,442 shares issued and outstanding as further adjusted (4)(5)	17,441	17,701	23,719
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding, actual, as adjusted and as further adjusted	—	—	—
Additional paid-in capital (4)(5)	493,552,034	493,551,774	528,805,131
Accumulated other comprehensive loss	(277,831)	(277,831)	(277,831)
Accumulated deficit	(254,950,227)	(254,950,227)	(255,687,727)

Total shareholders’ equity	238,341,417	238,341,417	272,863,292

Total capitalization	$421,563,156	$443,075,770	$477,597,645

(1)	All of our indebtedness is secured and guaranteed.
(2)	Total debt does not include the fair value of the derivative liabilities designated as hedging instruments, which was $0.2 million as of September 30, 2013.
(3)	Does not include any future amounts we may draw under the CDB loan facility dated May 17, 2013, or under the HSH Nordbank commitment we entered into in December 2013 (refer also to Note 9 to our consolidated financial statements included in our 2012 Annual Report, and Note 8 to our unaudited interim condensed financial statements filed with the SEC on November 29, 2013, incorporated by reference herein).
(4)	Excludes 68,401 shares of our common stock reserved for issuance under our Third Amended and Restated 2006 Equity Incentive Plan.
(5)	Excludes any common shares issuable upon exercise of the underwriters’ option to purchase additional shares.

PRICE RANGE OF OUR COMMON SHARES

Our common shares commenced trading on the Nasdaq Global Market on August 9, 2007 under the symbol “PRGN.” On March 24, 2010, our common shares stopped trading on the Nasdaq Global Market and commenced trading on the New York Stock Exchange under the symbol “PRGN.” Effective with the open of trading on April 19, 2013, our common shares ceased trading on the New York Stock Exchange and commenced trading on the Nasdaq Global Market under the symbol “PRGN.” The following table sets forth the high and low closing prices for each of the periods indicated for our common shares, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	HIGH	LOW
For the year ended December 31,
2009	$61.20	$28.70
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97
2013	$9.11	$2.56

	HIGH	LOW
For the quarter ended
March 31, 2012	$9.50	$5.70
June 30, 2012	$8.17	$5.20
September 30, 2012	$5.60	$4.05
December 31, 2012	$4.60	$1.97
March 31, 2013	$5.44	$2.56
June 30, 2013	$5.35	$3.54
September 30, 2013	$9.11	$4.00
December 31, 2013	$7.51	$4.58

	HIGH	LOW
For the month ended
August 2013	$7.77	$4.05
September 2013	$9.11	$5.75
October 2013	$5.85	$5.07
November 2013	$5.81	$4.58
December 2013	$7.51	$5.53
January 2014	$7.52	$6.03
February 2014 (1)	$7.32	$6.28

(1)	For the period from February 1, 2014 to February 12, 2014.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated February 12, 2014, between us and Jefferies LLC, as the representative of the underwriters named below and the sole book-running manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of common shares shown opposite its name below:

UNDERWRITERS	NUMBER OF SHARES
Jefferies LLC	4,130,000
Maxim Group LLC	1,770,000

Total	5,900,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.20625 per common share. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$6.25	$6.25	$36,875,000	$42,406,250
Underwriting discounts and commissions paid by us	$0.34375	$0.34375	$2,028,125	$23,323,344
Proceeds to us, before expenses	$5.90625	$5.90625	$34,846,875	$40,073,906

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $325,000.

Listing

Our common shares are listed on the Nasdaq Global Market under the trading symbol “PRGN.”

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 885,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriters’ initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Jefferies LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common shares or securities convertible into or exchangeable or exercisable for our common shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our executive officers and directors who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional our common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing our common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common shares on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State, except that the shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if it has been implemented in that Relevant Member State:

1.	to legal entities which are “qualified investors” as defined in the Prospectus Directive;

2.	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) as permitted under the Prospectus Directive; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for, the publication by the Company or either of the Joint Sponsors of a Prospectus pursuant to Article 3 of the Prospectus Directive, or supplementing a Prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires shares or to whom any offer is made will be deemed to have represented, warranted to and agreed with the Joint Sponsors and the Company that it is a ‘‘qualified investor’’ within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Australia

This prospectus supplement is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus supplement in Australia:

1.	You confirm and warrant that you are either: (a) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (b) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or (c) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus supplement is void and incapable of acceptance.

2.	You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus supplement for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this offering memorandum and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

1.	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

2.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor.

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

1.	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

2.	where no consideration is given for the transfer; or

3.	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The underwriters are being represented by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Paragon Shipping Inc. appearing in Paragon Shipping Inc.’s Annual Report (Form 20-F) for the year ended December 31, 2012 and the effectiveness of Paragon Shipping Inc.’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young (Hellas) Certified Auditors-Accountants S.A., an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is 11th km National Road Athens-Lamia, 14451, Athens, Greece.

The consolidated balance sheet of Paragon Shipping Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011 have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The section in this prospectus entitled “Prospectus Summary” has been reviewed by Drewry Shipping Consultants Ltd., 15-17 Christopher Street, London EC2 2BS, England, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We have filed with the SEC a registration statement including exhibits and schedules thereto on Form F-3 under the Securities Act with respect to the common shares offered hereby. This prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information with respect to the Company and the securities offered hereby, reference is made to the registration statement. In addition, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov. Our filings are also available on our website at www.paragonship.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement and the accompanying prospectus.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts, will be as set forth in the table below.

SEC Registration Fee	$5,462
Financial Industry Regulatory Authority Filing Fee	$6,446
Printing and Engraving Expenses	$50,000
Legal Fees and Expenses	$125,000
Accountants’ Fees and Expenses	$67,500
Miscellaneous Costs	$70,592
Total	$325,000

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

This prospectus incorporates by reference the following documents:

■	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013; and

■	our Report on Form 6-K, filed with the SEC on November 29, 2013.

■	our Report on Form 6-K, filed with the SEC on December 9, 2013.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a paper copy of our SEC filings, at no cost, by writing to or telephoning us at the following address:

Paragon Shipping Inc.

15, Karamanli Avenue

Voula, 16673

Athens, Greece

(011) (30) (210) 8914 600 (telephone number)

These reports may also be obtained on our website at www.paragonship.com. None of the information on our website is a part of this prospectus.

PROSPECTUS

$250,000,000

PARAGON SHIPPING INC.

Through this prospectus we may periodically offer:

(1)	shares of our common stock, including related preferred stock purchase rights;

(2)	shares of our preferred stock;

(3)	our debt securities, which may be guaranteed by one or more of our subsidiaries;

(4)	our warrants;

(5)	our purchase contracts;

(6)	our rights; and

(7)	our units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

The aggregate offering price of all securities issued under this prospectus may not exceed $250,000,000. The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are traded on the Nasdaq Global Market under the symbol “PRGN.”

The aggregate market value of our outstanding common stock held by non-affiliates as of November 21, 2013 is $51,895,110, based on 17,441,442 shares of common stock outstanding, of which 10,879,478 are held by non-affiliates, and a closing price on the Nasdaq Global Market of $4.77 on that date. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the twelve calendar month period that ends on and includes the date hereof.

An investment in these securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of this prospectus, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2014

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts presented in, United States dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have a fiscal year end of December 31.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a shelf registration process. Under the shelf registration process, we may sell shares of common stock (including related preferred stock purchase rights), shares of preferred stock, debt securities (and related guarantees), warrants, purchase contracts, rights and units described in this prospectus from time to time in one or more offerings, up to a total of $250,000,000. This prospectus only provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a supplement to this prospectus that will describe the specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any supplement, together with the additional information described below.

This prospectus and any prospectus supplement are part of a registration statement we filed with the SEC and do not contain all the information in the registration statement. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the SEC as described below under the section entitled “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY

This section summarizes some of the information that is contained in or incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully all of the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, including the “Risk Factors” and our financial statements and related notes contained herein and therein, before making an investment decision.

Unless expressly stated otherwise, all references in this prospectus to “we,” “us,” “our,” the “Company” or similar references mean Paragon Shipping Inc. and its subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this prospectus, our operating fleet encompasses 13 modern and diversified drybulk carriers consisting of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.8 years.

In addition, we have agreed to acquire one Handysize newbuilding drybulk carrier that we expect to take delivery of in the fourth quarter of 2013 (which will be fully financed under our existing credit facilities), two Ultramax newbuilding drybulk carriers, which we expect to be delivered in the second and third quarters of 2014, respectively, and two 4,800 TEU newbuilding containerships, which we expect to be delivered in the third quarter of 2014. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel’s delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold to Box Ships Inc., or Box Ships, our wholly-owned subsidiary at the time, our three containerships. Box Ships completed its initial public offering in April 2011, and we continue to own 3,437,500 common shares of Box Ships, which, as of the date of this prospectus, represented approximately 13.8% of the issued and outstanding common shares of Box Ships.

Allseas Marine S.A., or Allseas, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. In addition, we have entered in to an accounting agreement with Allseas, pursuant to which Allseas provides us with financial accounting and financial reporting services.

Allseas also provides commercial and technical management services for Box Ships’ fleet, as well as financial accounting and financial reporting services for Box Ships.

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President and Chief Executive Officer, Mr. Michael

Bodouroglou. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this prospectus:

Operating Drybulk Fleet

Vessel Name and Type	DWT	Year Built	Charter Type	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
						Earliest	Latest
Panamax
Dream Seas	75,151	2009	Period	Bunge S.A.	$10,000	Jan. 2014	Jan. 2014
Coral Seas	74,477	2006	Period	DS Norden A/S	$14,000	Jan. 2014	Apr. 2014
Golden Seas	74,475	2006	Period	Western Bulk Pte. Ltd.	$7,750	Nov. 2013	Nov. 2013
Pearl Seas	74,483	2006	Period	Cargill International S.A.	$12,125	Jan. 2014	Jan. 2014
Diamond Seas	74,274	2001	Period	Louis Dreyfus Commodities Ocean Freight Llc.	$9,050	Dec. 2013	Jan. 2014
Deep Seas	72,891	1999	Period	Cargill International S.A.	$14,250	Nov. 2013	Nov. 2013
Calm Seas	74,047	1999	Period	Intermare Transport GmbH	$11,800	Dec. 2013	Mar. 2014
Kind Seas	72,493	1999	Period	Cargill International S.A.	$11,000	Jan. 2014	Jan. 2014

Total Panamax	592,291
Supramax
Friendly Seas	58,779	2008	Period	Hudson Shipping Lines Inc.	$11,250	Feb. 2014	May 2014
Sapphire Seas	53,702	2005	Period	PACC Container Line Pte. Ltd.	$9,000	Dec. 2013	Feb. 2014

Total Supramax	112,481
Handysize
Prosperous Seas (3)	37,293	2012	Period	Cargill International S.A.	$12,125	Mar. 2014	July 2014
Precious Seas (3)	37,205	2012	Period	Cargill International S.A.	$12,125	May 2014	Sept. 2014
Priceless Seas	37,202	2013	Voyage	Schnitzer Steel Industries Inc.		Dec. 2013	Dec. 2013

Total Handysize	111,700

Grand Total	816,472

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.
(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.
(3)	The charterers have the option to extend the term of the charter for an additional 11 to 14 months at a gross daily rate of $15,500.

Handysize Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Hull no. 625	37,200	Zhejiang Ouhua Shipbuilding	Q4 2013
Total	37,200

Ultramax Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Hull no. DY152	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2014
Hull no. DY153	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q3 2014
Total	127,000

Containership Newbuildings we have agreed to acquire

Vessel Name	TEU	Shipyard	Expected Shipyard Delivery
Hull no. 656 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q3 2014
Hull no. 657 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q3 2014
Total	9,600

(1)	We have granted Box Ships the option to acquire this containership by way of a novation of the construction contract from us at any time prior to the vessel’s delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Recent Developments

Debt Restructuring and Loan Facilities

Due to the intense fluctuation in the drybulk charter market and related fluctuation in vessel values, we were not in compliance with several financial and security coverage ratio covenants contained in our loan and credit facilities during 2012, and as such, we have deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities, obtained waivers of the relevant covenant breaches, entered into amendments to or refinanced the affected debt, as discussed below.

In 2012, we entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with (i) Unicredit Bank AG in respect of our loan agreement dated November 19, 2007, (ii) the Bank of Scotland plc in respect of our loan agreement dated December 4, 2007, (iii) The Governor and Company of the Bank of Ireland, or the Bank of Ireland, in respect of our loan agreement dated March 30, 2009, and (iv) HSBC Bank Plc in respect of our loan agreement dated July 2, 2010. Pursuant to these agreements, we obtained waivers of certain financial and security cover ratio covenant breaches and agreed to the relaxation of several financial and security coverage ratio covenants, the deferral of a portion of our scheduled quarterly installments and, in the case of the loan agreements with the Bank of Ireland and the Bank of Scotland, the extension of the loan agreements to the second quarter of 2017 and to the third quarter of 2015, respectively. In addition, in respect to the loan agreement with the Bank of Scotland, we agreed to a payment of $2.8 million in order to facilitate the full and final settlement of the portion of the loan of one of the syndicate members equal to $4.7 million. We refer to the amendments described above collectively as our debt restructuring program.

Several of the agreements in our debt restructuring program were subject to a number of conditions, including (i) the entry into definitive documentation, (ii) an equity increase of $10.0 million within 90 days after the signing of such definitive documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers of covenant breaches and terms.

Subsequent to December 31, 2012, we finalized the definitive documentation with the remaining of our lenders, Commerzbank AG, HSH Nordbank AG and Nordea Bank Finland Plc, relating to our debt restructuring program. In addition, we received the additional $10.0 million in equity required to finalize our debt restructuring program through the issuance of 4,901,961 common shares to Innovation Holdings S.A., or Innovation Holdings, a company controlled by our Chairman, President and Chief Executive Officer, in a private placement that closed on December 24, 2012.

Accordingly, subsequent to December 31, 2012, all conditions required to complete our debt restructuring program were satisfied with retroactive effect as of December 31, 2012 and thus, our debt restructuring program is finalized and effective from December 31, 2012.

On May 17, 2013, we signed an agreement with China Development Bank (“CDB”) for a $69.0 million credit facility to partially finance our two 4,800 TEU containerships currently under construction, that are expected to be delivered in the third quarter of 2014. The CDB credit facility is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions. Box Ships will act jointly and severally as guarantor of the CDB credit facility, along with the Company, as approved by the shareholders of Box Ships on November 12, 2013, at Box Ships’ 2013 Annual General Meeting of Shareholders. The CDB credit facility will be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels’ market value at delivery. The facility matures ten years after the drawdown date. Under the terms of the credit facility, amounts borrowed will bear interest at LIBOR, plus a margin of 4.00%. In relation to the option we have granted to Box Ships to acquire the two 4,800 TEU containerships, the facility can be freely transferred to Box Ships in the event such option is declared.

On June 18, 2013, we signed an amending agreement with the syndicate led by Nordea Bank Finland Plc (“Nordea”), in relation to the secured loan facility dated May 5, 2011. The amending agreement removed the condition precedent relating to the full repayment of the outstanding loan due from Box Ships before the drawdown of the undrawn portion of the facility. In addition, the undrawn portion of the facility relating to the M/V Priceless Seas and Hull no. 625 was amended to be the lower of $25.4 million (decreased from $33.8 million) and an amount equal to 65% of the aggregate fair value of the respective vessels and the already mortgaged vessels, the M/V Prosperous Seas and the M/V Precious Seas, less the outstanding loan amount prior to the proposed drawdown date.

On August 21, 2013, we agreed with HSBC Bank Plc to extend the existing waivers relating to the financial covenants of EBITDA coverage ratio and interest coverage ratio for two quarters. More specifically, the expiration date of the respective waivers was extended from January 1, 2014 to July 1, 2014.

On September 13, 2013, we agreed with Unicredit Bank AG to extend the expiration date of the existing waiver relating to the EBITDA coverage ratio for two quarters from January 1, 2014 to July 1, 2014, for a nominal fee and an advance payment of $1.5 million to partially prepay the upcoming three quarterly loan installments, starting with the installment due in the fourth quarter of 2013. The advance payment of $1.5 million was paid on September 13, 2013.

Following the finalization of our debt restructuring program and after giving effect to the respective supplemental and restating agreements, we regained compliance with all covenants with respect to our loan and credit facilities. As of September 30, 2013, we remain in compliance with each of the covenants with respect to which we were in breach as of December 31, 2012, as follows:

•	We obtained waivers of the requirement of certain of our credit facilities to maintain a maximum ratio of financial indebtedness to EBITDA of between 5.00:1.00 and 7.00:1.00. These waivers expire between July 1, 2014 and January 1, 2015. Upon expiration of these waivers, we will again be subject to the requirements of these covenants in place on December 31, 2012, unless we are able to obtain a further waiver or amendment of these covenants. The calculation of the EBITDA coverage ratio varies depending on its definition under our credit facilities. As of September 30, 2013, our EBITDA coverage ratio ranged between 7.14:1.00 and 9.74:1.00. Without the existence of such waivers, we would have been in breach of the respective covenant as of September 30, 2013.

•	Under an amendment to certain of our credit facilities, we are required to maintain a market adjusted net worth of a minimum of $75.0 million until December 31, 2013, and $100.0 million thereafter. As of September 30, 2013, our market adjusted net worth was $153.2 million.

•	We obtained waivers of the requirement of certain of our credit facilities to maintain a minimum ratio of EBITDA to net interest expense of 2.50:1.00 until December 31, 2015 and 3.00:1.00 thereafter. These waivers expire between July 1, 2014 and January 1, 2015. Upon expiration of these waivers, we will again be subject to the requirements of these covenants in place on December 31, 2012, unless we are able to obtain a further waiver or amendment of these covenants. The calculation of the interest coverage ratio varies depending on its definition under our credit facilities. As of September 30, 2013, our interest coverage ratio ranged between 2.79:1.00 and 2.90:1.00. Without the existence of such waivers, we would have been in breach of the respective covenant as of September 30, 2013.

•	Under an amendment to certain of our credit facilities, we are required to maintain positive working capital as defined in the respective loan agreement. As of September 30, 2013, our working capital was $51.9 million.

•	Under amendments to certain of our credit facilities, the minimum required security coverage ratio of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan was relaxed or waived for a certain period.

Without an improvement in charter rates and vessel values, we may not be able to maintain compliance with these financial covenants, as amended or upon the expiration of the applicable waivers. In July 2014, several of the waivers obtained following the completion of the Company’s debt restructuring expire. Given the current drybulk market, it is probable that the Company will not be in compliance with the EBITDA coverage ratio contained in two of its loan and credit facilities, as of September 30, 2014, unless the chartering market experiences a significant improvement between now and then. As a result of the cross default provisions included in our loan agreements, actual breaches existing under our credit facilities could result in defaults under all of our debt and the acceleration of such debt by our lenders. These circumstances require the Company’s total long-term debt to be classified as current. We are currently in discussions with our respective lenders with respect to the aforementioned covenants and, although there can be no assurance that a successful resolution will be reached with our lenders, we believe that these negotiations will be successful and that our lenders will not demand payment of the loans before their maturity. However, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern.

For further information relating to our loan and credit facilities, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2012, filed with the SEC on April 18, 2013 and Note 8 to our unaudited interim condensed consolidated financial statements filed with the SEC on September 6, 2013, incorporated by reference herein.

Loan to and Investment in Affiliate

On March 11, 2013, we agreed to amend the terms of our loan agreement with Box Ships relating to an unsecured loan of up to $30.0 million that we agreed to provide to Box Ships in May 2011 for the purpose of partly financing the acquisition of Box Ships’ initial fleet and for general corporate purposes. Under the terms of the amended agreement, the maturity of the loan was extended from April 19, 2013 to April 19, 2014 and during the remaining term of the loan, Box Ships was required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment of $9.0 million due on the maturity date. In consideration of the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. Pursuant to the amended loan agreement, on April 19, 2013 and on July 19, 2013, Box Ships proceeded with the first two quarterly principal installment payments of $1.0 million each. In addition, on August 5, 2013, Box Ships prepaid an amount of $5.0 million and reduced the outstanding balance of the respective loan to $6.0 million. On October 18, 2013, Box Ships proceeded with the full repayment of the outstanding balance of the loan provided by the Company, plus accrued interest, in an aggregate amount of $6.1 million.

Based on the closing price of Box Ships’ common share as of September 30, 2013, of $4.08, the fair value of the investment in Box Ships was $14.0 million. As of September 30, 2013, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was impaired by $5.4 million, representing the difference between the fair value and the book value of the Company’s investment in Box Ships as of September 30, 2013.

Transfer to Nasdaq Global Market

Effective April 19, 2013, our common shares ceased trading on the New York Stock Exchange and commenced trading on the Nasdaq Global Market under the symbol “PRGN.” We voluntarily transferred the listing of our common shares to the Nasdaq Global Market, as we believe this action will help us achieve greater long-term flexibility and cost efficiency.

Fleet Employment

In July 2013, we agreed with Morgan Stanley Capital Group Inc., the previous charter of the M/V Coral Seas and the M/V Deep Seas, on the early termination of these time charter agreements for a total cash compensation of $2.3 million. The total cash compensation of $2.3 million, which was collected in July 2013, was agreed based on the difference between the vessels’ gross time charter rates under the respective time charter agreements, and the existing equivalent market time charter rates.

Follow-On Public Offering

On September 27, 2013, we closed a public offering of 6,000,000 of our common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The gross proceeds from the offering before the underwriting discount and other offering expenses payable by us amounted to approximately $34.5 million (including $4.5 million from the exercise of the over-allotment option). The net proceeds from the offering after the underwriting discount and other offering expenses amounted to $31.9 million.

Newbuilding Program

Following the completion of our public offering of 6,000,000 common shares, on October 3, 2013, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings have a carrying capacity of 63,500 dwt each, and are currently under construction at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group, with scheduled delivery on May 31, 2014 and July 31, 2014, respectively.

The acquisition cost of these two newbuildings is $26.5 million per vessel, or $53.0 million in the aggregate. In October 2013, we paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, will be payable upon the delivery of each vessel.

Settlement Agreement with Korea Line Corporation, or KLC

As of September 30, 2013, the fair value of the 65,896 KLC shares owned by us was $2.6 million, based on the respective latest publicly available information. We acquired these shares in May 2012 and in May 2013 as a result of a settlement agreement with KLC in relation to the early termination of our time charter with KLC for the M/V Pearl Seas. The corresponding loss on change in the fair value was considered as other than temporary and therefore a loss of $1.0 million was recognized for the nine month period ended September 30, 2013.

On October 29, 2013, KLC paid $0.4 million representing the present value of the total outstanding cash payments we were entitled to receive as part of the settlement agreement entered into with KLC in September 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013.

Corporate Structure

We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600. We also maintain a website at www.paragonship.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in Liberia or the Republic of the Marshall Islands.

The Securities We May Offer

We may use this prospectus to offer our:

•	common shares, including related preferred stock purchase rights;

•	preferred shares;

•	debt securities, which may be guaranteed by one or more of our subsidiaries;

•	warrants;

•	purchase contracts;

•	rights; and

•	units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks in addition to those set forth below associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

An investment in our common shares involves a high degree of risk and uncertainty. You should carefully consider the risks described below together with these discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein, as well as the other information included in this prospectus and the other documents we have incorporated by reference in this prospectus, including the section entitled “Risk Factors” in future Annual Reports before deciding to invest in our common shares. If any of the risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks below.

The continued downturn in the drybulk carrier charter market has had a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on the Nasdaq Global Market or any other securities exchange on which our common shares may be traded.

Prior to April 19, 2013, our common shares traded on the New York Stock Exchange under the symbol “PRGN.” Effective with the open of trading on April 19, 2013, our common shares ceased trading on the New York Stock Exchange and commenced trading on the Nasdaq Global Market under the symbol “PRGN.” The continued weakness in the drybulk charter market has caused the price of our common shares to decline significantly since 2008. In November 2012, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the New York Stock Exchange. Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of the Nasdaq Global Market, which could result in the delisting of our common shares. If our shares cease to be traded on the Nasdaq Global Market or another national securities exchange, the price at which you may be able to sell your common shares of the Company may be significantly lower than their current trading price or you may not be able to sell them at all. The failure of our common shares to be listed on the Nasdaq Global Market or another national securities exchange may also result in defaults under our loan and credit facilities. We are currently in compliance with all applicable Nasdaq listing standards.

Certain existing stockholders, who hold approximately 37.4% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this prospectus, our Chairman, President and Chief Executive Officer beneficially owns a total of 6,520,364 common shares, or approximately 37.4% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a Marshall Islands company beneficially owned and controlled by Mr. Bodouroglou, and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas, that is controlled by Mr. Bodouroglou and members of his family. Due to the number of shares he owns, Mr. Bodouroglou has the power to exert considerable influence over our actions and may control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou as a shareholder may be different from your interests.

Future sales or other issuances of our common shares could cause the market price of our common shares to decline and shareholders may experience dilution as a result of our on-going agreement to issue common shares to Loretto.

In order to finance the currently contracted and future growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities, without shareholder approval. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common shareholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common shareholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common shareholders. Any future debt we incur will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments thereunder or possibly under other debt. Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of common shares or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common shares. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In order to incentivize Allseas’ continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, pursuant to which in the event of a capital increase, an equity offering, or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable.

In addition, as of the date of this prospectus, our Chairman, President and Chief Executive Officer beneficially owns a total of 6,520,364 common shares, or approximately 37.4% of our outstanding common shares, all of which are held indirectly through Innovation Holdings or Loretto. The common shares beneficially owned by Mr. Bodouroglou are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us.

We have entered into a registration rights agreement, dated December 24, 2012, with Innovation Holdings, a Marshall Islands corporation controlled by Mr. Bodouroglou, pursuant to which we have granted Innovation Holdings the right, subject to certain terms and conditions, to require us to register under the Securities Act up to 4,901,961 common shares held by Innovation Holdings for offer and sale to the public, including by way of an underwritten public offering.

As our common shares become eligible for sale under Rule 144, or if Innovation Holdings exercises its registration rights pursuant to the registration rights agreement discussed above, the volume of sales of our common shares on the Nasdaq Global Market or such other securities exchange on which our common shares are listed may increase, which could reduce the market value of our common shares.

We cannot assure you that an active and liquid public market for our common shares will continue.

Our common shares trade on the Nasdaq Global Market under the symbol “PRGN.” We cannot assure you that an active and liquid public market for our common shares will continue. Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations. In addition, the seaborne transportation industry has been highly unpredictable and volatile. If the volatility in the market or the drybulk industry continues or worsens, it could have an adverse effect on the market price of our common shares and may impact a potential sale price if holders of our common shares decide to sell their shares.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 3, 2013, and the following:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow or earnings estimates;

•	publication of research reports about us or the industry in which we operate;

•	fluctuations in the seaborne transportation industry, including fluctuations in the drybulk market;

•	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	terrorist attacks;

•	economic and regulatory trends; and

•	general market conditions.

As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

We have not been in compliance with certain of the financial and other covenants contained in certain of our loan and credit facilities, for which we have obtained waivers or amendments or refinanced the affected debt. If we are not in compliance with the original covenants when our existing waivers expire and if we are not successful in obtaining additional waivers or amendments or refinancing the affected debt, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

Our loan and credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; and (vi) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. As a result of intense fluctuation in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facilities or refinanced the affected debt and deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities. See “Prospectus Summary—Recent Developments—Debt Restructuring and Loan Facilities.”

We may not be successful in obtaining additional waivers of covenant breaches or amendments to covenants contained in our loan and credit facilities or refinancing the affected debt if we are not in compliance with the original covenants in our loan and credit facilities when our existing waivers expire. For instance, given the current drybulk market, it is probable that we will not be in compliance with the EBITDA coverage ratio contained in two of our loan and credit facilities, as of September 30, 2014, unless the chartering market experiences a significant improvement between now and then. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan or credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our outstanding indebtedness is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing loan and credit facilities. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

We will need to procure significant additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this prospectus, our newbuilding program comprises of one Handysize drybulk carrier under construction at Zhejiang Ouhua Shipbuilding, or Ouhua, scheduled for delivery in the fourth quarter of 2013; two 4,800 TEU containerships under construction at Ouhua, scheduled for delivery in the third quarter of 2014; and two Ultramax drybulk carriers under construction at Yangzhou Dayang Shipbuilding Co. Ltd., scheduled for delivery in the second and third quarters of 2014. The estimated total contractual costs of our newbuilding vessels amounted to $191.3 million, of which an aggregate of $149.7 million was outstanding as of the date of this prospectus and is due upon delivery of the vessels.

In order to complete the construction of our newbuilding program, we will need to procure significant additional financing. In 2011, we entered into a syndicated secured loan facility led by Nordea to partially finance the construction of four newbuilding Handysize vessels, of which we used $28.9 million to partially finance the delivery of two Handysize vessels delivered in May 2012 and June 2012, the M/V Prosperous Seas and the M/V Precious Seas, respectively. As of the date of this prospectus, we had up to $25.4 million in available borrowing capacity under this facility, which is available to partially finance the M/V Priceless Seas that was delivered to us in January 2013 and our remaining Handysize newbuilding vessel discussed above, and no other available borrowing capacity. In addition, On May 17, 2013, we signed an agreement with CDB for a $69.0 million to partially finance our two 4,800 TEU containerships discussed above. The CDB credit facility, which is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions, will be used to finance the lower of 60% of the construction cost of these vessels, or 80% of the vessels’ market value at delivery. We have not yet secured financing for our two Ultramax drybulk newbuildings. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $41.6 million as of the date of this prospectus, and we may incur additional costs and liability to the shipyard under the construction contracts.

In addition, the actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to meet our capital commitments, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher level than the anticipated cost, may materially affect our results of operation and our ability to implement our business strategy, including our ability to take delivery of our vessels under construction. Should additional financing not be available on favorable terms or at all, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to recognize additional losses relating to our investment in KLC if the value of KLC’s shares declines further.

As of September 30, 2013, the fair value of the 65,896 shares of KLC owned by us was $2.6 million, based on the latest publicly available information. We acquired these shares in May 2012 and in May 2013 as a result of a settlement agreement with KLC in relation to the early termination of our time charter with KLC for the M/V Pearl Seas. As of September 30, 2013, we considered the difference between the fair value and the book value of the investment in KLC as other than temporary and therefore, the investment was impaired and a loss of $1.0 million was recorded.

If the fair value of KLC’s shares declines further due to other than temporary reasons, we will be required to recognize additional losses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charter hire rates and vessel values that may result in defaults in the covenants contained in our loan agreements; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in our operating expenses, including bunker prices, dry-docking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing; (xi) vessel breakdowns and instances of off-hire; (xii) inability to refinance existing debt, obtain additional financing on favorable terms or any financing which may result in our failure to take delivery of new vessels and default on our obligations; and (xiii) other important factors described from time to time in the reports filed by us with the SEC.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled “Risk Factors,” on page 10 of this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the years ended December 31, 2008, 2009, 2010, 2011, and 2012 and for the nine months ended September 30, 2013 (1). For the years ended December 31, 2011 and 2012, as well as for the nine months ended September 30, 2013, we incurred losses and thus the following table sets forth the dollar amount of the coverage deficiency.

	Year Ended December 31,					Nine Months Ended September 30, 2013

	2008	2009	2010	2011	2012
Earnings / (Loss):
Net income / (loss)	69,229,461	65,678,614	22,895,280	(283,498,759)	(17,557,125)	(10,992,587)
Add: Fixed charges	15,782,645	11,313,469	10,172,531	9,559,628	7,298,157	5,798,610
Add: Amortization of capitalized interest	—	—	—	—	10,406	23,514
Add: Distributed income of equity investees	—	—	—	1,546,875	3,712,500	1,581,250
Less: Income of equity investees	—	—	—	(2,749,866)	(1,986,590)	(1,309,846)
Less: Interest capitalized	—	—	—	(260,118)	(611,655)	(434,545)

Total Earnings / (Loss)	85,012,106	76,992,083	33,067,811	(275,402,240)	(9,134,307)	(5,333,604)

Fixed Charges
Interest expensed and capitalized	14,960,970	10,019,640	8,994,169	7,105,730	5,848,775	4,873,208
Amortization and write-off of capitalized expenses related to indebtedness	821,675	1,293,829	1,178,362	2,453,898	1,449,382	925,402

Total Fixed Charges	15,782,645	11,313,469	10,172,531	9,559,628	7,298,157	5,798,610

Ratio of Earnings to Fixed Charges (2)	5.4x	6.8x	3.3x
Dollar amount of the coverage deficiency				284,961,868	16,432,464	11,132,214

(1)	We have not issued any preferred stock as of the date of this prospectus.
(2)	For purposes of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP, less equity in income of equity investees, plus depreciation of capitalized interest, plus distributed income of equity investees, plus fixed charges, less capitalized interest and “fixed charges” represent interest incurred and capitalized and amortization and write-off of deferred financing costs. The consolidated ratio of earnings to fixed charges is a ratio that we are required to present in this prospectus supplement and has been calculated in accordance with SEC rules and regulations. This ratio has no application to our credit facilities, and we believe is not a ratio generally used by investors to evaluate our overall operating performance.

USE OF PROCEEDS

We intend to use net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

CAPITALIZATION

Each prospectus supplement will include information on our consolidated capitalization.

DILUTION

Information about the amount by which the offering price of our common shares issued pursuant to this prospectus exceeds the net tangible book value per share of our common shares following such issuance will be included in a prospectus supplement.

PRICE RANGE OF SHARES OF COMMON STOCK

Our common shares commenced trading on the Nasdaq Global Market on August 9, 2007 under the symbol “PRGN.” On March 24, 2010, our common shares stopped trading on the Nasdaq Global Market and commenced trading on the New York Stock Exchange under the symbol “PRGN.” Effective with the open of trading on April 19, 2013, our common shares ceased trading on the New York Stock Exchange and commenced trading on the Nasdaq Global Market under the symbol “PRGN.” The following table sets forth the high and low closing prices for each of the periods indicated for our common shares, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	High	Low
For the year ended December 31,
2008	$218.00	$23.70
2009	$61.20	$28.70
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97

	High	Low
For the quarter ended
March 31, 2011	$34.40	$28.50
June 30, 2011	$30.80	$18.90
September 30, 2011	$20.20	$7.90
December 31, 2011	$12.00	$5.90
March 31, 2012	$9.50	$5.70
June 30, 2012	$8.20	$5.20
September 30, 2012	$5.60	$4.10
December 31, 2012	$4.60	$1.97
March 31, 2013	$5.44	$2.56
June 30, 2013	$5.35	$3.54
September 30, 2013	$9.11	$4.00

	High	Low
For the month ended
May 2013	$5.35	$4.24
June 2013	$4.45	$3.84
July 2013	$4.77	$4.00
August 2013	$7.77	$4.05
September 2013	$9.11	$5.75
October 2013	$5.85	$5.07
November 2013 (1)	$5.81	$4.58

(1)	For the period from November 1, 2013 to November 21, 2013.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of our securities included in this prospectus, through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of our shares of common stock by broker-dealers;

•	sell shares of common stock short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver shares of common stock to a broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the securities, may be deemed to be underwriters, and any commissions received or profit realized by them on the resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us, and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Furthermore, we, our executive officers, our directors and major shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Market, the existing trading market for our shares of common stock, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities offered and sold by us under this registration statement.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 promulgated by the SEC under the Securities Act.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Greece. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

DESCRIPTION OF CAPITAL STOCK

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common shares, par value $0.001 per share;

•	5,000,000 shares are designated as Class B common shares, par value $0.001 per share; and

•	25,000,000 shares are designated as preferred shares, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under “—Stockholders Rights Agreement.”

As of the date of this prospectus, we had issued and outstanding 17,441,442 Class A common shares and no Class B common shares outstanding.

Our current amended and restated bylaws may be amended by holders of at least 70% our Class A common shares or by the vote of 66 2/3% of our entire board of directors.

Share History

In March 2010, we transferred the listing of our common shares from the Nasdaq Global Market to the New York Stock Exchange, where our common shares trade under the symbol “PRGN.” Effective April 19, 2013, our common shares ceased trading on the New York Stock Exchange and commenced trading on the Nasdaq Global Market under the symbol “PRGN.”

On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., as sales agent, and on the same date we filed a prospectus supplement to our shelf registration statement on Form F-3 (Registration No. 333-164370) relating to the offer and sale of up to 1,500,000 of our common shares (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. We sold 691,990 common shares (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) pursuant to the Sales Agreement, with net proceeds amounting to $23.2 million. In addition, we issued an aggregate of 13,839 of our common shares to Loretto (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) pursuant to our agreement with Allseas and Loretto, dated as of November 10, 2009, as amended, in connection with the common shares we issued and sold under the Sales Agreement.

On November 19, 2010, we granted 150,000 non-vested common shares to Innovation Holdings, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $37.10 per share, which vested during the period ending September 30, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On November 19, 2010, we granted 4,000 non-vested common shares to non executive directors of the Company, with a grant date fair value of $37.10 per share, which vested ratably over a period of approximately three years, through December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On January 31, 2011, we granted 4,000 non-vested common shares to employees of Allseas, with a grant date fair value of $30.90 per share, which vest ratably over a period of approximately three years, through December 31, 2013 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On January 3, 2012, we granted an aggregate of 3,500 non-vested common shares to employees of Allseas, with a grant date fair value of $6.65 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On February 3, 2012, we granted an aggregate of 6,300 non-vested common shares to employees of Allseas, with a grant date fair value of $6.10 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

Effective as of the close of trading on November 5, 2012, we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares. Our common shares commenced trading on the New York Stock Exchange on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received a cash payment in lieu of such fractional share. The reverse stock split was completed in response to a notification we received on November 25, 2011 from the New York Stock Exchange that we were no longer in compliance with the continued listing requirements of the New York Stock Exchange because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Subsequent to the reverse stock split, the New York Stock Exchange notified us that we had regained compliance with its continued listing criteria on December 19, 2012.

On December 24, 2012, we entered into an agreement to sell 4,901,961 common shares to Innovation Holdings, an entity beneficially owned by the Company’s Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In addition, we issued an aggregate of 98,039 of our common shares to Loretto pursuant to our agreement with Allseas and Loretto, dated as of November 10, 2009, as amended, representing 2.0% of the 4,901,961 common shares sold to Innovation Holdings in the private placement. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt in February 2013. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our board of directors.

On February 25, 2013, we granted 200,000 non-vested common shares to Innovation Holdings, a company wholly owned and controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

In addition, on February 25, 2013, we granted an aggregate of 22,000 non-vested common shares to our non-executive directors and employees of Allseas, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

On September 27, 2013, we closed a public offering of 6,000,000 of our common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. In addition, we issued an aggregate of 120,000 of our common shares to Loretto pursuant to our agreement with Allseas and Loretto, dated as of November 10, 2009, as amended, representing 2.0% of the 6,000,000 common shares sold in the public offering.

Description of Class A Common Shares

Each outstanding Class A common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of Class A common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our Class A common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of Class A common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of Class A common shares are subject to the rights of the holders of any preferred shares we may issue in the future.

Class B Common Shares

All of our outstanding Class B common shares were converted into Class A common shares on a one-for-one basis following the consummation of our initial public offering in August 2007.

Preferred Shares

Under our Amended and Restated Articles of Incorporation, we are authorized to issue up to 25,000,000 of our preferred shares, par value $0.001 per share. Our Amended and Restated Articles of Incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. There is no provision for cumulative voting. Our Amended and Restated Articles of Incorporation provide that our board of directors must consist of at least three members, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Our board of directors currently consists of five members. Directors are elected annually on a staggered basis, whereby each director is divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Under our Amended and Restated Bylaws, no contract or transaction between the Company and one or more of our directors or officers, or between the Company and any other corporation, partnership, association or other organization of which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or a committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our board or directors or the applicable committee thereof and the board or directors or such committee, as applicable, in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined under the BCA, then by unanimous vote of the disinterested directors; (ii) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to the Company’s shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee thereof that authorizes the contract or transaction.

Shareholder Meetings

Under our Amended and Restated Bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of the board of directors or the president of the Company. Our board of directors may set a record date between 15 and 60 days before the date of any shareholder meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least a majority of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Amended and Restated Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our Amended and Restated Articles of Incorporation provide that no director shall be personally liable to us or any of our shareholders for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the BCA.

Our Amended and Restated Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 blank check preferred shares. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation prohibit cumulative voting in the election of directors. Our Amended and Restated Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than 66 2⁄3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the date on which we first mailed our proxy materials for the preceding year’s annual meeting of shareholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our Amended and Restated Articles of Incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 20% or more of our outstanding voting stock; or

•	person who is our affiliate or associate and who held 20% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a consolidated basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•	any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our Amended and Restated Articles of Incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•	at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this offering;

•	a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

•	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either that aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

•	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Stockholders Rights Plan

We adopted a stockholders rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment, or additional common shares. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board of Directors’ negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, Michael Bodouroglou, and their affiliated entities, from the definition of “acquiring person.”

Transfer Agent

The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

Listing

Our common shares trade on the Nasdaq Global Market under the symbol “PRGN.”

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to this registration statement or a prospectus supplement. We will refer to any or all of these reports as “subsequent filings.” The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

Our statements below relating to the debt securities and the indenture are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture. For a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank in parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the applicable indenture and subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or exchangeability provisions;

•	the terms and conditions upon which conversion of any convertible debt securities may be effected, including the conversion price, the conversion period and other conversion provisions;

•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

•	the applicability of any guarantees.

Subsequent filings may include additional terms not listed above. Unless otherwise indicated in subsequent filings with the SEC relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the SEC, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the SEC relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under a senior debt indenture. These senior debt securities would rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under a subordinated debt indenture. Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

•	but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Under the terms of the indenture, a form of which is attached as an exhibit to the registration statement of which this prospectus forms a part, we covenant, among other things:

•	that we will duly and punctually pay the principal of and interest, if any, on the offered debt securities in accordance with the terms of such debt securities and the applicable indenture;

•	that so long as any offered debt securities are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and (ii) furnish to the trustee and holders of the offered debt securities all quarterly and annual financial information required to be furnished or filed with the SEC pursuant to Section 13 and 15(d) of the Exchange Act and with respect to the annual consolidated financial statements only, a report thereon by our independent auditors;

•	that we will deliver to the trustee after the end of each fiscal year a compliance certificate as to whether we have kept, observed, performed and fulfilled our obligations and each and every covenant contained under the applicable indenture;

•	that we will deliver to the trustee written notice of any event of default, with the exception of any payment default that has not given rise to a right of acceleration under the indenture;

•	that we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, which may affect the covenants or the performance of the indenture or the offered debt securities;

•	that we will do or cause to be done everything necessary to preserve and keep in full force and effect our corporate existence and the corporate, partnership or other existence of certain of our subsidiaries whose preservation is determined to be desirable by our board of directors and material to the holders;

•	that we will, and we will cause each of our subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings;

•	that in the event we are required to pay additional interest to holders of our debt securities, we will provide notice to the trustee, and where applicable, the paying agent, of our obligation to pay such additional interest prior to the date on which any such additional interest is scheduled to be paid; and

•	that we will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of the indenture.

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

•	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

•	reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

•	reduces the principal or changes the maturity of any security or reduces the amount of, or postpones the date fixed for, the payment of any sinking fund or analogous obligation;

•	waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

•	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

•	makes any change with respect to holders’ rights to receive principal and interest, certain modifications affecting shareholders or certain currency-related issues; or

•	waives a redemption payment with respect to any security or changes any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium at maturity;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or United States government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right not to comply with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance should not cause the holders of such series to recognize income, gain or loss for United States federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interests through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street name, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC, is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the SEC. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries—either directly or through correspondent relationships.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institution in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the SEC.

The 2013 DTCC Board of Directors is composed of 19 directors serving one-year terms. Twelve directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC’s preferred shareholders, NYSE Euronext and FINRA. Three directors are from non-participants. The remaining two are the chairman, and the president and the chief executive officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase any of our debt or equity securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the number and type of our securities purchasable upon exercise of such warrants;

•	the price at which our securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of any of our debt or equity securities issued by us.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions, provisions relating to U.S. federal income tax considerations, if any, or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under the senior indenture or the subordinated indenture.

The purchase contracts will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction.

DESCRIPTION OF RIGHTS

We may issue rights to purchase our equity securities. These rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any rights will describe the terms of the offered rights, including, where applicable, the following:

•	the exercise price for the rights;

•	the number of rights issued to each stockholder;

•	the extent to which the rights are transferable;

•	any other terms of the rights, including terms, procedures and limitations relating to the exchange and exercise of the rights;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire;

•	the amount of rights outstanding;

•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

The description in the applicable prospectus supplement of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate or rights agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of any rights certificate or rights agreement if we offer rights, see “Where You Can Find Additional Information” of this prospectus. We urge you to read the applicable rights certificate, the applicable rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more of our rights, purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the rights, purchase contracts, warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee		$32,200
FINRA filing fee		$38,000
Nasdaq listing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent and registrar fees	$	*
Indenture trustee fees and expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to Report on Form 6-K that is incorporated by reference into this registration statement.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of United States, Marshall Islands and Liberian law.

EXPERTS

The consolidated financial statements of Paragon Shipping Inc. appearing in Paragon Shipping Inc.’s Annual Report (Form 20-F) for the year ended December 31, 2012 and the effectiveness of Paragon Shipping Inc.’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is 11th km National Road Athens-Lamia, 14451, Athens, Greece.

The consolidated balance sheet of Paragon Shipping Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011 have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the SEC. You may read and copy any document that we file and obtain copies at prescribed rates from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Further information about our company is available on our website at http://www.paragonship.com. The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013; and

•	our Report on Form 6-K, filed with the SEC on April 5, 2013.

•	our Report on Form 6-K, filed with the SEC on September 6, 2013, containing our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2013.

•	our Report on Form 6-K, filed with the SEC on September 25, 2013.

•	our Report on Form 6-K, filed with the SEC on September 27, 2013.

•	our Report on Form 6-K, filed with the SEC on October 3, 2013.

•	our Report on Form 6-K, filed with the SEC on October 22, 2013.

•	our Report on Form 6-K, filed with the SEC on November 7, 2013.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Paragon Shipping Inc.

15, Karamanli Avenue

Voula, 16673

Athens, Greece

(011) (30) (210) 8914 600 (telephone number)

These reports may also be obtained on our website at www.paragonship.com. None of the information on our website is a part of this prospectus.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

5,900,000 Shares

PARAGON SHIPPING INC.

Common Shares

PROSPECTUS SUPPLEMENT

Sole Book-Running Manager	Lead Manager

Jefferies	Maxim Group LLC

February 12, 2014